Exhibit (p)(4)

6.1 Code of Ethics – Adoption and Review

Fiduciary Duty. This Code of Ethics “the Code” is based on the principle that ALL employees of DESCHUTES PORTFOLIO STRATEGY, LLC, (dba Matisse Capital), and certain other persons have a fiduciary duty to place the interest of clients ahead of their own and the Adviser's. Rule 204A-1 under the Advisers Act requires every registered investment adviser to establish, maintain and enforce a Code of Ethics that at a minimum addresses personal trading by its “Access Persons.”  Section 204A of the Advisers Act requires all registered investment advisers to have policies and procedures in place to detect and prevent insider trading. This Code of Ethics (the “Code”) applies to all Access Persons of the Adviser. Access Persons must avoid activities, interests and relationships that might interfere with making decisions in the best interests of the Advisory Clients, and must comply with all applicable federal securities laws.

For purposes of this policy, the following words shall mean:

"Access Persons" means all employees, directors, officers, partners or members of the Adviser, as the case may be, who (i) have access to nonpublic information regarding Advisory Clients' purchases or sales of securities; (ii) are involved in making securities recommendations to Advisory Clients; or (iii) have access to nonpublic recommendations or the portfolio holdings of an affiliate; and all of the Adviser's directors, officers, members and portfolio management personnel. Client services personnel who regularly communicate with Advisory Clients also may be deemed to be Access Persons.

"Reportable Securities" A “Reportable Security” is any type of security except: (i) a direct obligation of the U.S. Government; (ii) a bankers’ acceptance, bank certificate of deposit, commercial paper and high quality short-term debt instrument, including a repurchase agreement; (iii) shares issued by money market funds; (iv) shares issued by a registered, open-end investment company for which Matisse does not act as investment adviser or sub-adviser; (v) shares issued by unit investment trusts that are invested exclusively in one or more registered, open-end investment companies for which Matisse does not act as investment adviser or sub-adviser; and (vi) interests in 529 college savings plans.  As a reminder, exchange-traded funds (“ETFs”) are Reportable Securities.

As fiduciaries, all Access Persons must at all times:

Place the Interests of Advisory Clients First. All Access Persons must scrupulously avoid serving their own personal interests ahead of the interests of the Company’s interests of the Company's Advisory Clients. Access Persons may not induce or cause an Advisory Client to take action, or not to take action, for personal benefit, rather than for the benefit of the Advisory Client. For example, a supervisor or employee would violate the policy by causing an Advisory Client to purchase a security he or she owned for the purpose of increasing the price of that security.

Avoid Taking Inappropriate Advantage of their Position. The receipt of investment opportunities, perquisites or gifts from persons seeking business with the Company or its Advisory Clients, could call into question the exercise of the independent judgment of an Access Person. Access Persons may not, for example, use their knowledge of portfolio transactions to profit by the market effect of such transactions.

Conduct all Personal Securities Transactions in Full Compliance with this Code including both Pre-Clearance and Reporting Requirements. Doubtful situations should always be directed to the CCO and resolved in favor of Advisory Clients. Technical compliance with the Code's provisions shall not automatically insulate from scrutiny any securities transactions or actions that may indicate a violation of the Adviser's fiduciary duties.

Appendices to the Code. The Code shall be supplemented by the Company’s Compliance Program in its entirety which includes separately maintained pre-clearance, reporting forms and necessary acknowledgements.

1.	OTHER DUTIES:

a) Confidentiality. Access Persons are prohibited from revealing information relating to the investment intentions, activities or portfolios of Advisory Clients, except to persons or firms whose responsibilities require knowledge of the information. Access Persons are required to safeguard such confidential and/or material nonpublic information, avoid dissemination to the public, and are prohibited from transacting upon such information for personal accounts.

b) Gifts/Entertainment and Contributions. Matisse is of the view that its Access Persons (and their family members) should not accept or give (in the context of their business activities for Matisse) excessive benefits or gifts.  Giving and receiving of cash is strictly forbidden.  Modest gifts and benefits, which would not be regarded by others as improper, may be given or accepted on an occasional basis.  An Access Person should not accept any gifts or benefits that might influence the decisions that he or she must make in business transactions involving Matisse, or that others might reasonably believe would influence those decisions.  As such, all Access Persons are required to notify the Chief Compliance Officer prior to giving or receiving any such benefit or gift with a value in excess of $250 (i.e., if foreign, then US equivalent), in the aggregate per Access Person per third-party business contact per year, irrespective of face value (e.g., a sporting event playoff ticket with a face value of $75 but a reasonably estimated market value of $500 would need to be reported).  A form of notification can be provided by the compliance department.  The Chief Compliance Officer, in his/her discretion, may require, among other things, that any such gifts received by an Access Person are returned or that the third-party be compensated (by the Access Person) for the value of the benefit received.

 Access Persons are prohibited from soliciting gifts of any size under any circumstances.

This reporting requirement also applies to dining and entertainment which exceeds a $500 threshold, when any Access Person gives or receives an invitation to attend dinners or customary entertainment event by any entity doing business with Matisse. All Access Persons are required to notify the Chief Compliance Officer prior to entertainment invitations given or received with a value in excess of $500 per third-party business contact.  Failure to notify for any entertainment in excess of $500 in advance may result in any such expenses not being approved for reimbursement. Any such dining or entertainment when the Access Person does not accompany the person or representative of the entity that does business with Matisse is considered a gift and is covered by the thresholds and requirements noted above.  A form of notification can be provided by the compliance department.

c) Company Opportunities. Access Persons may not take personal advantage of any opportunity properly belonging to any Advisory Client or the Company. This includes, but is not limited to, acquiring Reportable Securities for one's own account that would otherwise be acquired for an Advisory Client.

d) Undue Influence. Access Persons shall not cause or attempt to cause any Advisory Client to purchase, sell or hold any security in a manner calculated to create any personal benefit to such Access Person. If an Access Person stands to materially benefit from an investment decision for an Advisory Client that the Access Person is recommending or participating in, the Access Person must disclose to those persons with authority to make investment decisions for the Advisory Client the full nature of the beneficial interest that the Access Person has in that security, any derivative security of that security or the security issuer, where the decision could create a material benefit to the Access Person or the appearance of impropriety. The person to whom the Access Person reports the interest, in consultation with the Chief Compliance Officer, must determine whether or not the Access Person will be restricted in making investment decisions in respect of the subject security.

e) Personal Securities Transactions. To mitigate conflicts of interest, Matisse requires that certain securities be precleared by the CCO or designee when traded by employees for their personal accounts. Personal accounts of the employee include all accounts in which an Access Person has a direct or indirect beneficial interest, including accounts of any family member living within the same household as the employee.  The employee may consult with the CCO to determine whether a security is an appropriate purchase by the employee.  Trades will either be approved via the automated compliance system or an emailed form if the automated compliance system is not available.  The CCO will obtain preclearance from the President.

The following securities require preclearance from the CCO or designee:

•	Restricted Securities (see below);
•	Initial Public Offerings;
•	Private Placements;
•	Securities with a market capitalization under $5 billion, when the employee is not trading at the same time as for client accounts (i.e., in block trading);
•	Closed-end Funds; and
•	Mutual Fund shares advised or underwritten by Matisse.

Pre-clearance Procedures. Once the preclearance request is received by the CCO or their designee, the CCO may request information from the Firm’s traders on scheduled or previously made transactions by the Firm.  If the trade is approved by the CCO or their designee, the Employee has one business day to make the transaction.  However, any approval of transactions in Initial Public Offerings or Private Placements will remain in effect for 30 days.

Restricted Securities. Matisse’s CCO or designee will maintain a Restricted List of Securities to be accessible by all employees.  The Restricted list will contain a list of securities about which Matisse might have received Material Non-Public Information. Also captured on the firm’s Restricted List will be all holdings of the funds. It is the responsibility of the employee to check the Restricted Securities List for up-to-date information on securities that have been added or removed.  If an employee wishes to make a trade in a security contained on the Restricted List, they must submit a Trade Preclearance request on the automated compliance system or via email if the automated compliance system is not available.  The CCO or designee may consult with management and the Firms traders to determine if a trade is acceptable in such security. In the event that the CCO does approve of the trade, the employee has one business day to make the trade in that security.

e) Reports of Personal Securities.

i.
Holding Reports. All Access Persons shall, within 10 days of either directly becoming employed by or otherwise associated with the Company, submit to the Chief Compliance Officer a complete report of the Access Person's holdings of Reportable Securities, in the form prescribed by the Company for this purpose, and as of a date no more than 45 days prior to the employment date of the employee. Access Persons must also submit quarterly securities holding reports, no later than 30 days after the close of each quarter, which include holdings in all Reportable Securities as of a date no more than 30 days prior to the date the report is submitted. Providing copies of relevant account statements on a regular and timely basis will satisfy this request. Access Persons must also provide Annual Holdings Reports within 30 days after the end of each calendar year (January 30th). Each Access Person must submit to the Chief Compliance Officer a report listing all Reportable Securities and all Personal Accounts in which the Access Person has direct or indirect Beneficial Ownership, as of December 31 of such year.

ii.
Transaction Reports. All Access Persons shall submit to the Chief Compliance Officer, no later than 30 days after the close of each quarter, in the form prescribed by the Adviser for this purpose, a list of all personal transactions during the quarter in Reportable Securities. Providing copies of relevant account statements on a regular and timely basis will satisfy this requirement.

f) Outside Business Interests. Any Access Persons wishing to engage in outside business activities, including serving as director for an outside company (public or private), must first seek the written approval of the Chief Compliance Officer. Outside business activities are permitted unless they 1) create a potential conflict of interest, and/or 2) may interfere with the employee’s responsibilities and duties. If requested, Access Persons will need to provide information about: (i) the nature of the outside business activities; (ii) the name of the organization; (iii) any compensation; and (iv) the time demands of the activities. Authorization will be based on the determination that the outside business activity does not present a conflict with the Firm’s activities. Employees will also be required to annually update the CCO regarding his or her outside business activities and summarize/update such activities on the annual update form including any relationships with “insiders” of publicly-traded companies. Note: pre-approval will not be required for outside activities related to charities, non-profit organizations/clubs or civic/trade associations provided that the Access Person is not serving as an officer, director, partner or similar senior role with such entity AND the entity is not a client of the Adviser.

g) Political Contributions. Rule 206(4)-5 under the Advisers Act prohibits Matisse from receiving advisory fees for providing advisory services to state and local government clients (including pension plans) for two years following contributions by Matisse or certain of its Access Persons to certain candidates or elected officials (commonly referred to as Pay-to-Play Practices). However, all Access Persons are permitted to make contributions of up to $350.00, per election, to state and/or local government candidates or elected officials for whom the Access Person is entitled to vote, and $150.00 per election, to a state and/or local government candidate or elected official for whom the Access Person is not entitled to vote, without triggering the two-year timeout. Due to the restrictions put in place by the SEC’s rule, Access Persons shall submit a written request for approval to the Chief Compliance Officer regarding any political contributions made in connection with an election for federal, state, or local office, not less than 24 hours prior to the contribution being made. Contribution in this context is defined as any gift, subscription, loan, advance or deposit of money. All Access Persons are also required to submit an annual disclosure of any political contributions made during the prior twelve-month period, in the form prescribed by the Company for this purpose.

h) Reporting, Review and Recordkeeping. All violations of the Code must be reported promptly to the Chief Compliance Officer. The Chief Compliance Officer shall periodically review Access Persons' personal trading reports and otherwise take reasonable steps to monitor compliance with, and enforce, this Code of Ethics. Reports for the Chief Compliance Officer shall be reviewed by or under the direction of the President or his designee. The Adviser shall maintain in the company's files: (i) a current copy of the Code; (ii) records of violations and actions taken as a result of the violations; (iii) copies of all Access Persons' written acknowledgement of receipt of the Code; (iv) copies of the quarterly and annual compliance certificates required by the Code. A compliance log and any supporting documentation will be maintained regarding any violations.

i) Sanctions. If the Chief Compliance Officer determines that an Access Person has committed a violation of the Code, the Adviser may impose sanctions and take other actions as it deems appropriate, including a letter of caution or warning, suspension of personal trading privileges, suspension or termination of employment, fine, civil referral to the SEC and, in certain cases, criminal referral. The Company also may require the offending Access Person to reverse the trades in question, forfeit any profit or absorb any loss derived there from and such forfeiture shall be disposed of in a manner that shall be determined by the Adviser in its sole discretion. Failure to timely abide by directions to reverse a trade or forfeit profits may result in the imposition of additional sanctions.

j) Exceptions. Exceptions to the Code will rarely, if ever, be granted. However, the Chief Compliance Officer may grant an occasional exception on a case- by-case basis when the proposed conduct involves negligible opportunities for abuse. All exceptions shall be solicited and issued in writing. No reports shall be required under this Code for (i) transactions effected pursuant to an automatic investment plan and (ii) securities held in accounts over which the Access Person has no direct control.

k) Employee Acknowledgement. All Access Persons shall within 10 days of either directly becoming employed by or otherwise associated with the Company, sign a certificate that evidences his or her receipt of this Code of Ethics; Access Persons are required to certify that they have read, understand and agree to abide by the Code as well as any subsequent amendments hereafter. All Access Persons are required to acknowledge as such annually as part of the firm’s compliance process.